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04045729

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Eiffel Technologies Ltd

*CURRENT ADDRESS

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34747 FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 10/26/04

EIFFEL TECHNOLOGIES LIMITED
ABN 96 072 178 977
AND CONTROLLED ENTITIES

File No. 82-34747

ANNUAL REPORT
FOR THE YEAR ENDED 30 JUNE 2004

ARLS
6-30-04

DIRECTORY INFORMATION

Registered office and principal place of business
Eiffel Technologies Limited
Ground Floor, Dow Corning Building
3 Innovation Road
North Ryde, New South Wales, 2113

Directors
Thomas J Hartigan (Chairman)
Christine M Cussen (Managing Director & CEO)
Roderick P Tomlinson
Dr Ross A Macdonald

Secretary
Craig Boyd

Auditors
HLB Mann Judd
Chartered Accountants
Level 19, 207 Kent Street
Sydney, New South Wales, 2000

Bankers
Australia and New Zealand Banking Group Limited
Macquarie Shopping Centre
Herring Road,
North Ryde, New South Wales, 2113

Share Registry
Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford, Victoria, 3067

Solicitors
Lander & Rogers
Bourke Place
600 Bourke Street Melbourne
Victoria 3000 Australia
GPO Box 1842Q Melbourne
Victoria 3001 Australia

TABLE OF CONTENTS

Eiffel Technologies' focus is on improving the performance and delivery of currently approved pharmaceuticals. The Company research officers have collectively 50 years experience in the modification and re-engineering of pharmaceutical compounds and are at the forefront of Supercritical Fluid research.

Supercritical Fluid technologies can be used to produce uniform, very small, nanosized drug particles that can be used to improve the performance of drugs already on the market and deliver them in a more convenient way, replacing daily injections with tablets, inhalants and transdermal patches. Supercritical Fluid technology can also be used to extend the patent life of branded pharmaceuticals.

Eiffel Technologies believes it is one of the few entities to have research capability to apply all four Supercritical Fluid processes to the re-engineering of pharmaceutical compounds.

Research is undertaken at the Pharmaceutical Re-engineering Facility, located at the University of NSW and development and scaled-up activity at the Company's headquarters in the Macquarie Park estate in North Ryde, Australia.

Eiffel Technologies' research programme focuses on reformulating drugs in a range of therapeutic areas including diabetes, asthma and anti-inflammatory formulations.

Dear Shareholder

We are pleased to report that 2003/2004 has seen Eiffel Technologies take further significant steps forward towards our goal of realising the full commercial potential of our proprietary Supercritical Fluid (SCF) technologies.

Eiffel Technologies has a very clear and distinctive business model – quite different from most other biotechnology companies. We use SCF technology to re-engineer existing drugs to improve their effectiveness and to extend their patent life. We collaborate with the owners of existing drugs and conduct our own drug development to re-engineer drugs. Because we are dealing with existing drugs, our re-engineered products have the potential to get to the market in less than half the time and at a fraction of the cost of new drug development and we are working with drugs that already have proven and large markets. Our research program focuses on developing and improving drugs in a range of therapeutic areas, with our most advanced work being in the fields of diabetes and asthma treatments.

Our objectives in the past year were to drive our pharmaceutical agreements and in-house drug development projects further down the path towards full commercialisation, to further strengthen our patent position and to build the infrastructure to scale up the technology and support the growth of our business. We are pleased to report good progress on all fronts.

Pharmaceutical Agreements and Driving Our Drug Development Programs

Encouraging animal studies have led us to focus on securing agreements with pharmaceutical companies working on non-injectable forms of insulin, a multi-billion dollar global market. Inhaled insulin is the delivery option attracting most international interest and we are currently working with several companies who are evaluating our re-engineered insulin in their different delivery devices.

Studies with re-engineered asthma drugs with several international drug delivery companies are well advanced with progress announcements on the results and future direction of this work expected.

Projects in our internal drug development program that are showing particular promise include the re-engineering of several asthma drugs. We have also made considerable progress with the refining of our screening processes for identifying drugs that are suitable for Supercritical Fluid re-engineering. Over 30 drugs have been evaluated to date, of which at least five have been shown to have potential for improved performance with Supercritical Fluid Technology.

Strengthening Our Patent Position

The Company expects to lodge three further patent applications in the medium term, which will add to the current six patent applications, of which the three most advanced, are in the national phase in major international markets.

Building Our Infrastructure

During the year we established a scaled up development facility at the Macquarie Park estate in North Ryde, Sydney. This new facility allows us to scale up our technologies 100 fold. We also chose to relocate our corporate office from Melbourne to North Ryde.

We were also granted a licence from the Therapeutic Goods Administration to manufacture therapeutic goods at our research facility at the University of New South Wales. This enables us to manufacture clinical trail batches of developmental drugs and consequently bring products to trial quickly.

Financial Overview

Our revenue for the year grew by 93% to $1.25 million, primarily due to the receipt of $1.06 million in Federal Government R&D START grant funding.

While expenses are shown as decreasing by 8% to $5.09 million, when the impact of the 2003 reorganisation of the Group is excluded, total expenditure has increased by 16%. This reflects the increased investment we have made in research and development, including the establishment of a strong in-house research team. The establishment of the scaled-up facility at North Ryde also resulted in capital expenditure increasing to $763,413 for the current year which takes total capital expenditure for the North Ryde and University Research Facility to $1,515,220 over the past two years.

Cash at year end was $650,966, with a further $3 million raised through a placement of shares to institutions and other professional investors in early August. We will use the funds raised to continue the commercial development of the business and to pursue corporate opportunities.

Looking Ahead

One of our major objectives for 2004/2005 is to establish further commercial agreements for collaborative inhaled insulin projects to take full advantage of the attractive market interest in this area. We also intend to start pre-clinical studies on our most promising in-house developments by early 2005 and we would expect to have one of those products in a clinical trial by the end of 2005.

We plan to screen 8 re-engineered drugs each year, of which three are expected to progress to preclinical trials and one to clinical trials. We also expect to commence manufacture of pharmaceutical products for our collaborative agreements

As mentioned earlier, we will also be aggressively investigating opportunities to acquire additional technology platforms or complementary delivery mechanisms to give us an even stronger position in the drug re-engineering space.

Thank you for your support of Eiffel Technologies. We look forward to being able to report further positive developments for our company in 2004/2005.

Thomas J Hartigan
Chairman

Christine M Cussen
Managing Director & CEO

Mr Thomas Hartigan
Non-executive Director & Chairman

Mr Hartigan is a Chartered Accountant and Bachelor of Commerce. He specialises in raising development capital for growing businesses, particularly in the transition from private to public companies.

Over the last twenty years, he has been a Director and Chairman of nine other public companies.

Ms Christine Cussen
Managing Director & Chief Executive Officer
Ms Cussen has worked in the pharmaceutical and healthcare industries for over 25 years where she established a proven track record in international business development, business strategy and growth. Ms Cussen is a biochemist with postgraduate qualifications in marketing.

She was previously Managing Director for Zeneca Pharmaceuticals (now AstraZeneca) in Australia and New Zealand for seven years, during which time the Pharmaceuticals division won the Australian Quality Award and was nominated by Pharmaceutical Wholesalers as Supplier of the Year for five consecutive years.

As Managing Director and Chief Executive Officer, Ms Cussen drives the commercialisation of the research activities. Her other responsibilities include the international marketing of Eiffel Technologies to pharmaceutical companies and the implementation of the local and international investor relations programs.

Mr Roderick Tomlinson
Non-executive Director

In 1973, Mr Tomlinson founded Soltec Industries which became a leading manufacturer of pharmaceuticals and sunscreen products in Australia. In the late 1980s he sold the manufacturing business to concentrate on the development of new drug delivery systems through Soltec Research.
Soltec Research was sold to FH Faulding in 1996 and for three years Mr Tomlinson led the company's global development and growth in drug delivery systems. In 2001 it was acquired by US company Connetics Corporation.

Dr Ross Macdonald
Non-executive Director

Dr Macdonald is Vice President Business Development for Connetics Corporation, a specialty pharmaceutical company based in Palo Alto, California with a focus on the development and commercialization of innovative therapeutics for the dermatology market. . Before joining Connetics he was Vice President of Research & Development with FH Faulding & Co Limited (now part of Mayne Group Limited) and a former Managing Director of Soltec Research.

Dr Macdonald began as a consultant research analyst in the pharmaceutical industry before joining AMRAD Corporation in 1987, where he held various positions in business development.

Dr Pascal Hickey
Chief Operating Officer

Dr Hickey joined the Company in October 2003 and has over 10 years experience in international pharmaceutical research and development. He has a track record for bringing novel technologies through preclinical development and into clinical trials.
He was previously Group Head, Preclinical Development for PowderJect Technologies, now Chiron Corporation (UK), during which time he held responsibilities in both line function management and project leadership.

Dr Hickey is a registered pharmacist in Victoria, Australia, and a member of the American Association of Pharmaceutical Scientists.

Mr Craig Boyd
Chief Financial Executive

Mr Boyd joined the company in March 2004 and has extensive financial management experience with high growth businesses and is a qualified Chartered Accountant.

Mr Boyd previously held positions at lastminute.com (UK) where he was responsible for group finance projects. He has also worked at Vodafone Pacific as a regional financial analyst and prior to this, 8 years at Deloitte Touche Tohmatsu, Chartered Accountants.

Professor Neil Foster
Technical Director

Professor Foster is among the world leaders in Supercritical Fluid research, with over 25 years experience in this field.

Over the past 15 years his research has focused on the pharmaceutical applications of Supercritical Fluid technology to re-engineer drugs in particular enhancing the formulation and bioavailability of drugs.

Professor Foster has a PhD in Chemical Engineering.

He is a Fellow of both the Institute of Engineers and the Royal Australian Chemical Institute.

Mr Hubert Regtop
Research Director

Mr Regtop has a degree in biochemistry and microbiology and has more than 40 years experience in scientific research, including 10 years with the CSIRO, the University of New South Wales, The Prince of Wales Hospital, Hoffmann La Roche and the Eye and Vision Research Institute.

SCIENTIFIC ADVISORY BOARD

Professor Robert Langer, (US)
Chemical Engineering

Professor Langer is Professor of Chemical Engineering at the Massachusetts Institute of Technology and the Chairman of the US Food and Drug Administration's highest advisory board, the Science Board. He has been named by Time and CNN in the list of the 100 most important people in America and among the 18 top people in science or medicine in America. Eighty of 400 patents in which Professor Langer has been involved have been licensed to pharmaceutical, chemical, biotechnology and medical device companies.

Professor Ronald T Borchardt (US)
Pharmaceutical Chemistry

Professor Borchardt is the Solan E Summerfield Distinguished Professor of Pharmaceutical Chemistry at the University of Kansas and Professor at the Victorian College of Pharmacy, Melbourne, Australia. He has previously consulted with about 40 major biotech and pharmaceutical companies including GlaxoSmithKline, AstraZeneca, Pharmacia, Alza, Genentech, Hoffman La Roche and Aventis. He is on the Editorial Boards of seven international publications including Advanced Drug Delivery Reviews and is Editor in Chief of the Journal of Pharmaceutical Sciences.

Mr Steve Harris (UK)
Business Development & Licensing

Mr Harris is Chairman of Proteome Sciences in London and a non-executive director with six other life science companies, including drug delivery company SkyePharma Plc. He brings to Eiffel his expertise in business development and technology licensing. In the past, he has worked for ICI (now AstraZeneca), Eli Lilly, Merck Sharpe & Dohme and Reckitt and Colman.

Professor Anthony Hickey (US)
Aerosol Technology, Pharmaceutical Particulate Science & Process Engineering

Professor Hickey is at the forefront of research in pharmaceutical process engineering, inhalation aerosol technology and pharmaceutical particulate science. He holds appointments as Professor of Drug Delivery and Deposition and Associate Professor of Pharmaceutics at the University of North Carolina. Professor Hickey has collaborated with GlaxoSmithKline, Bayer Corporation, 3M Pharmaceuticals, Abbott Laboratories and Rhone-Poulenc-Rorer (now Aventis).

Eiffel's Supercritical Fluid (SCF) technologies are used to produce very small particles of therapeutic agents. The powders produced typically have very consistent, small particle size and surface properties, which are difficult to achieve by conventional techniques.

These outcomes are made possible because of the unique properties of SCFs, where compounds display both liquid and gas-like properties under defined conditions of temperature and pressure. A SCF displays the solvent strength of a liquid, yet permeability similar to that of a gas.

These properties form the basis of Eiffel's engineering solution to the challenge of producing drug powders with physical properties that enhance their clinical and market performance.

Drug particles produced by SCF processes may offer any of the following advantages:

- Superior control over particle size which can be used to develop better products for inhalation.
- Enhanced pharmacokinetic properties leading to improved clinical effectiveness. For example: faster onset of action for oral products, when drug uptake is limited by rate of dissolution in the gut.
- Enable better modes of drug delivery (oral, respiratory, injectable, and transdermal) by being able to re-engineering of the physical form of a drug.
- Improved stability that may eliminate the requirement for refrigeration and increase shelf life.
- The ability to produce combination therapies of intimately mixed compounds in one step, as opposed to post production mixing

Examples of the capabilities of SCF technology

Example 1 – An antibiotic that normally exists in a crystalline form was processed by an SCF technique to produce amorphous, submicron particles. When formulated into a tablet or capsule, the processed material will dissolve more rapidly in the gut, reducing the time taken to reach effective concentrations at the site of infection. The amorphous particles dissolve more quickly because individual drug molecules (too small to be seen by microscopy) are not tightly held together in a well ordered structure, as in the crystalline form. The smaller size of the amorphous particles also contributes to faster dissolution, because there is a greater total surface area for interaction between the solid drug and the body fluid.


1.2 µm

raw material


1.2 µm

processed material

Example 2 – A physical form of an asthma drug produced by a conventional grinding process is pictured (centre) below. A mixture of amorphous and crystalline forms of the drug are present, which is undesirable because it is difficult to reproduce, may limit the efficiency of delivery to the lung, and may also result in particles agglomerating (sticking together) over time. The flexibility of SCF technologies is demonstrated by the capability to develop two different processes for the production of pure amorphous (left) and pure crystalline (right) product. In this instance, the crystalline product is associated with improved stability when compared to the amorphous product, leading to a longer shelf life.



SCF technique 1, amorphous product



Raw material



SCF technique 2, crystalline product

Why is there a need to control the properties of drug particles?
Most drugs in their pure form will exist as a solid material. Very often this is a white, dry powder which needs to be formulated into a dose form to enable production, distribution, long term storage, and finally, convenient administration.

The production of drug particles can therefore be regarded as the first step of the formulation process. Drug particles may be mixed with other solids to form tablets and capsules, incorporated into devices to form inhalation products or suspended in liquids or creams to form a variety of other medicines. The physical properties of the drug particles (eg. size, shape, crystalline form etc.) will have an important impact on the overall performance of the final dose form.

An effective dose form not only needs to conveniently deliver the drug to its site of action in the body, but also be stable for a reasonable period of time (normally years). Following production, it may take many months for a product just to reach the pharmacist's shelf. It is essential that the product remain effective until it is provided to the consumer and the course of treatment is completed.

Regardless of whether the dose form will be a tablet, inhaler, ointment or injection, the preparation of the drug particles is an important step in the manufacturing process, and will often determine the effectiveness and stability of the final product.

Why is Eiffel's SCF Technology better than traditional methods for producing drug particles?
Traditional methods for producing drug particles require many manufacturing steps including physical crushing and grinding, and even then, the resulting particles are irregular in size, shape and form. More advanced technologies such as spray drying overcome some of these problems, but are associated with other problems, such as subjecting sensitive drugs to heat and physical stress, and difficulty in achieving batch to batch consistency.

SCF technology brings to the pharmaceutical industry the next generation of control over the production of drug particles. The table below summarises how Eiffel's SCF technology stands up against alternative approaches in the key areas of pharmaceutical processing:

Key Parameters	**Eiffel Technologies compared to other particle preparation techniques**
Process Complexity	More complex than grinding and sieving. Similar to Spray drying
Product characteristics:	
• Particle size	Capability to produce submicron particles (to 100 nm), which are smaller than most competing techniques
• Particle Size Range Distribution	Primary particles are mono-dispersed, characterized by a tighter span than most competing techniques
• Solvent Residual	Significant capacity to eliminate residual solvents which is not available in most other processes
• Particle Morphology	Often possible to achieve either amorphous or crystalline forms. This is a level of control over morphology not widely available
• Purity	Potential for very high purity of physical form. Difficult to avoid mixed morphology with other techniques
	Process will not introduce impurities, and can increase purity in some cases
Applicability to Sensitive Molecules	Relatively friendly to sensitive molecules because exposure to high temperature and shear stress is low

STATUTORY REPORTS & FINANCIAL STATEMENTS

DIRECTORS' REPORT

Your directors present their report on the company and its controlled entities for the financial year ended 30 June 2004.

Directors

The names of directors in office at any time during or since the end of the financial year are:
Thomas Joseph Hartigan (Chairman)
Christine Mary Cussen (Managing Director & Chief Executive Officer)
Ross Alexander Macdonald
Roderick Peter Tomlinson
Peter Saxon Corfield (resigned 25 March 2004)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Principal Activities

The principal activities of the consolidated entity during the financial year were:

- Research and development using Supercritical Fluid technologies to re-engineer drugs at the Company's research laboratory at the University of New South Wales,
- Establish a scaled up development facility at the Macquarie Park estate in North Ryde, Sydney
- Promoting and marketing the Company's Supercritical Fluid technologies to major pharmaceutical companies in the USA and Europe, and
- Research collaborations and preclinical trials to establish the effectiveness of the Company's re-engineered insulin and asthma drugs.

There were no significant changes in the nature of the consolidated entity's principal activities during the financial year other than the scaling up of the research program and the technology.

Major financial highlights for the year include obtaining Federal Government R&D START Grant funding of up to $2,157,524 over three years to investigate the re-engineering of pharmaceuticals using Eiffel's Supercritical Fluid technology. During the year revenue of $1,063,191 has been recorded and has since been received. The grant is conditional upon continued satisfactory achievement of performance milestones.

During the year $763,413 was spent on capital expenditure. The Company had cash on hand at the end of the financial year of $650,966.

Mindful that the Company may need to raise additional capital to further scale-up and commercialise its Supercritical Fluid technologies, the Company established a Level One American Depositary Receipt (ADR) program. The Eiffel ADRs have been declared effective by the US Securities and Exchange Commission (SEC) and The Bank of New York has been appointed as the depositary bank. The New York based investment bank, Global Markets Capital Group, is managing the ADR process for Eiffel. This will allow the Company's shares to be traded over the counter in the United States of America as a forerunner to a possible NASDAQ listing. Remuneration for these services includes the issue of shares and the granting of options over unissued ordinary shares.

Operating Results

The consolidated loss of the consolidated entity amounted to $3,836,893 (2003: $4,877,935). No income tax is payable for the year.

Dividends Paid or Recommended

No dividends have been paid or are payable in respect of the financial year.

Review of Operations

The 2004 year has been an evolutionary period for the Company as it increasingly focuses on delivering optimum commercial value from its proprietary Supercritical Fluid (SCF) technologies. Eiffel's strategic objectives have been to secure agreements with pharmaceutical companies and to drive its collaborative and in-house drug development activities, further strengthen its patent position and build the infrastructure to support the growth of the business.

DIRECTORS' REPORT

The year has seen the business establish its scaled-up development facility and corporate office at the Macquarie Park industrial estate, in North Ryde, Sydney. The company has achieved a 100-fold scale up of its technologies at this new facility.

The Therapeutic Goods Administration (TGA) recently granted the Company's research facility at the University of NSW a licence to manufacture therapeutic goods. Eiffel is now able to manufacture clinical trial batches and consequently bring products to trial quickly.

Intellectual Property

As reported in the Chairman's and Chief Executive Officer's report the Company expects to be lodging three further patent applications in the short to medium term, which will add to the current six patent applications, of which the three most advanced are in the national phase in major international markets.

Significant Changes in State of Affairs

During the financial year there was no significant change in the state of affairs of the consolidated entity other than that referred to in the financial statements or notes thereto.

Subsequent events

On 6 August 2004 the Company announced the placement of 36,363,637 fully paid ordinary shares at a price of 8.25 cents per share, raising $3.0 million. 27,763,637 of those shares, representing 14% of the Company's capital, have been issued and $2,138,258 has been received subsequent to 30 June 2004. The issue of the balance of those shares, 8.6 million shares, was approved at an extraordinary general meeting of shareholders, which was held on 29 September 2004. The placement was managed by Intersuisse Corporate and supported by existing shareholders and new institutional and professional investors.

Future Developments

The likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years are as follows:

- Secure further commercial agreements for its collaborative non-injectable insulin projects.
- Commence the manufacture of pharmaceutical products for collaborative agreements.
- Screen a further 8 re-engineered drugs per year, of which three are expected to progress to pre-clinical trials and one to go on to clinical trials.
- Commence pre-clinical studies on the most promising in-house development drugs by Q1 2005 with the objective of having one in a clinical trial by early 2006.
- Lodge three additional patent applications by year-end.
- Explore the potential to acquire additional re-engineering technology platforms and/or còmplementary drug delivery technologies.
- Continue to operate at a loss for the forthcoming year.

Environmental Issues

Research activities are conducted under controlled laboratory conditions and there are no environmental issues at this time.

DIRECTORS' REPORT

Information on Directors

Thomas Joseph Hartigan	Chairman & Non-executive Director (60 years of age).
Qualifications:	Chartered Accountant and Bachelor of Commerce.
Experience:	Appointed Chairman May 1995. He has been a Director and Chairman of nine other public companies in a variety of industries, including biotechnology as founding Chairman of Biodiscovery Limited. In his business advisory capacity he specialises in raising development capital for growing businesses, particularly in the transition from private to public companies.
Interest in Shares & Options:	600,000 Ordinary Shares in Eiffel Technologies Limited held by Thomas and Felicity Hartigan Superannuation Fund.
Special Responsibilities:	Chairman of the Audit Committee. Director of Eiffel Research & Development Pty Ltd and other companies within the consolidated entity.
Christine Mary Cussen	Managing Director & Chief Executive Officer (53 years of age).
Qualifications:	Graduate Member Australian Institute of Company Directors. Graduate Diploma in Marketing, Monash University, Melbourne. Diploma in Applied Science (Biochemistry), Swinburne University, Melbourne.
Experience:	Appointed Managing Director May 2003. Chief Executive Officer of Eiffel Technologies Limited since December 2000. She has extensive commercial experience in the pharmaceutical, health care and biotechnology industries and has seven years General Management experience in managing pharmaceutical companies with turnover between $140 and $320 million.
Interest in Shares & Options:	736,000 Ordinary Shares in Eiffel Technologies Limited held by The Cussen Family Superannuation Fund. 7,000,000 options, of which 4,500,000 have vested.
Special Responsibilities:	Product commercialisation & investor relations. Member of the Research & Development Committee Executive Director of Eiffel Research & Development Pty Ltd.
Dr Ross Alexander Macdonald	Non-executive Director (46 years of age).
Qualifications:	PhD in Biochemistry, Monash University. Graduate Diploma in Business Administration, Swinburne University. Member Healthcare Group, Licensing Executive Society Australia & New Zealand.
Experience:	Appointed to the Board February, 2003. He is currently Vice President, Business Development for Connetics Corporation, a specialty pharmaceutical company based in Palo Alto, California. Prior to joining Connetics he was Vice President of Research & Development with F.H. Faulding & Co. Limited (now part of Mayne Group Limited) and Managing Director of Soltec Research.
Interest in Shares & Options:	None.
Special Responsibilities:	Member of the Research & Development Committee and the Audit Committee, and Non-executive Director of Eiffel Research & Development Pty Ltd.
Roderick Peter Tomlinson	Non-executive Director (61 years of age).
Qualifications:	Diploma of Applied Chemistry (RMIT)
Experience:	Board member since September 7, 1999. He has had a distinguished career in the pharmaceutical industry, having founded Soltec Research Pty Ltd in 1973 (formerly Soltec Industries) which was acquired by F H Faulding in 1996. He brings a wealth of experience in pharmaceutical manufacturing and drug delivery to the Board and has a passionate belief in building shareholder wealth through the creation of intellectual property. Mr Tomlinson is also a Director of private companies involved in computer graphics and private investment.
Interest in Shares & Options:	3,106,844 Ordinary Shares of Eiffel Technologies Limited held by Taefu Pty Ltd (Superannuation Fund) plus a further 300,000 shares held by Tomlinson Superannuation Fund respectively.
Special Responsibilities:	Chairman of Research & Development Committee Member of the Research & Development Committee and the Audit Committee, and Non-executive Director of Eiffel Research & Development Pty Ltd and other group companies.

Directors' and Executive Officers' Emoluments

The Company's policy for determining the nature and amount of emoluments of Board members and Senior Executives of the Company is as follows:

The remuneration structures for the Managing Director & Chief Executive Officer and other executives seek to emphasise payment for results through the granting of options and the payment of performance bonuses. It is proposed that the bonuses be satisfied by the issue of shares and/or cash.

Directors' emoluments are periodically independently reviewed and changes, if any, are submitted to the shareholders for approval. Amounts paid to Directors and their related companies for consultancy services are based upon commercial rates having regard to the nature of the services provided. All such payments require the approval of the Board.

For information relating to specified directors' and specified executives' remuneration during the financial year, refer to Note 5 of the Notes to the Financial Statements.

All personnel were employed by Eiffel Research & Development Pty Ltd, the main operating company.

Meetings of Directors

The following table sets out the number of directors' meetings (including meetings of committees of directors) held during the financial year and the number attended by each (while they were a director or committee member). During the year, 11 Board meetings, 2 Audit Committee meetings and 3 Research and Development Committee meetings were held.

	Board of Directors		Audit Committee		Research & Development Committee	
	Held	Attended	Held	Attended	Held	Attended
Thomas Hartigan	11	10	2	2	-	-
Christine Cussen	11	11	-	-	3	3
Ross Macdonald	11	11	2	2	3	3
Roderick Tomlinson	11	11	1	1	3	3
Peter Corfield	7	5	1	1	-	-

Indemnifying Directors and Officers

The Company has paid premiums to insure Directors and Officers against liabilities for costs and expenses incurred by them in defending any legal proceedings arising out of their conduct while acting for the Company, other than conduct involving a wilful breach of duty in relation to the Company. The annual premium for the insurance cover was $54,800.

Options

The Board is of the view that, given the nature of the industry in which the Company operates, share options are an appropriate remuneration mechanism to reward Executive performance.

During and since the end of the financial year, an aggregate of 11,500,000 share options were granted to the following directors and executives of the company. Each option can be converted to one share.

Options

Directors & Executives	Options Granted	Exercise Price $
Christine Cussen	6,500,000	0.125 to 0.18
Pascal Hickey	2,000,000	0.15
Neil Foster	1,000,000	0.15
Hubert Regtop	1,000,000	0.15
Craig Boyd	1,000,000	0.11

During the year ended 30 June 2004 no ordinary shares of Eiffel Technologies Limited were issued on the exercise of options. 355,000 shares were issued at a price of 10 cents to the Managing Director & Chief Executive Officer in respect of a bonus for the year ended 30 June 2003.

During the year 1,800,000 options were granted to Global Markets Capital Corporation in lieu of consultancy services received at an exercise price of $0.25 per share, exercisable during any time over 5 years.

There are 45,300,000 options outstanding at the date of this report.

The model inputs for determining the value of options granted during the year ended 30 June 2004 include:
i) Options were granted for no cash consideration
ii) Exercise prices are as stated above
iii) Grant dates vary for each grant of options
iv) Expiry dates and vesting dates are as set out in Note 20 to the financial statements
v) Share price at grant date varied from $0.11 to $0.14
vi) Expected price volatility: 50%
vii) Expected dividend yield : 0%
viii) Risk free interest rate: 5.25%
ix) Certain options issued to employees vest on the completion of periods of service and performance milestones, with end dates from 30 June 2004 to 30 June 2005

Proceedings on Behalf of the Company
No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings.

The Company was not a party to any such proceedings during the year.

Signed in accordance with a resolution of the Board of Directors.

Director
Thomas J Hartigan

Director
Christine M Cussen

Dated this 29th day of September 2004

CORPORATE GOVERNANCE STATEMENT

The Eiffel Technologies Board is committed to maintaining the highest ethical standards and best practice in the area of corporate governance within the framework of the Australian Stock Exchange Governance Council Principles of Good Corporate Governance and Best Practice Recommendations (ASX Guidelines) to ensure the Company's business is conducted in the best interest of all stakeholders.

Lay solid foundation for management and oversight
The Board is responsible to shareholders for the performance of the Company and for the overall corporate governance of Eiffel Technologies. This role encompasses the determination of Eiffel's goals and strategic direction and ensures timely and accurate communications to shareholders. The Board has established policies in respect of Board responsibilities and delegations of authority for the appropriate management of the Company's operations.

The Board has also adopted management policies and procedures addressing statutory financial reporting, Board and management financial reporting and controls, information technology security, contract management, management and staff performance reviews and remuneration, internal controls for business risk management, ethical standards and occupational health and safety practices. The Board is responsible for appointing the Chief Executive Officer and reviewing her performance. The Chief Executive Officer is responsible for the overall implementation and management of the policies and strategies established by the Board.

Structure the Board to add value
Board Composition

The Board is currently composed of three Non-executive Directors. Eiffel's Constitution specifies that the number of Directors shall not be less than three. At present the Board consists of:

- Mr Thomas Hartigan, Chairman, appointed May 1995
- Mr Roderick Tomlinson, Deputy Chairman, appointed September 1999
- Dr Ross Macdonald, Non-executive Director, appointed February 2003
- Ms Christine Cussen, Chief Executive Officer and Managing Director, appointed May 2003

Jagen Pty Ltd, the Company's largest shareholder has the right to nominate two persons for election to the Board but has not done so since conversion of its convertible note in October 2002.

Eiffel's policy governing Board composition requires the Chairman and a majority of the Board to be independent Non-executive Directors. In assessing independence, the Board has regard to the ASX Guidelines and the independence of each Director is monitored by the Board on an ongoing basis in light of disclosed interests.

As at the date of this Annual Report the Board has determined that all Eiffel Directors are independent, other than Ms Christine Cussen.

The Board strives to ensure its composition includes an appropriate mix of expertise and experience relevant to Eiffel's business activities conducive to making expedient decisions in the best interests of the Company. The relevant skills, experience and expertise of each Board member is set out on page 14 of this Annual Report.

At every Annual General Meeting (AGM) one third of the Board of Directors retires and may seek re-election to the Board. New Directors appointed by the Board must stand for election at the Company's next AGM.

The Board recognises the importance of each Director bringing independent judgement to bear in the Board decision making process. Accordingly, all Directors have access to independent professional advice at the Company's expense with the approval of the Chairman. Directors are also indemnified under the Company's Constitution, and in accordance with deeds of indemnity and insurance subject to limitations imposed by the Corporations Law.

Board Committees
Two Board committees facilitate the execution of the Board's responsibilities:

Board Audit Committee
The Committee provides a direct link between the Board and external audit functions of the Company. Audit Committee meetings are generally attended by the Company Secretary/Chief Financial Executive, and other invited parties.

The Committee is responsible for reviewing and reporting to the Board that:

- The systems of control that management have established effectively safeguard the group's assets;
- Accounting records are properly maintained in accordance with statutory requirements;

- Financial information provided to shareholders and the Board is accurate and reliable;
- External audit functions are effective and are appropriately resourced.

To fulfil these duties the Committee meets with and receives reports from the external auditors, dealing with any matters which have arisen during the course of their audit.

The members of this Committee during the year were:

- Mr Thomas Hartigan (Chair)
- Mr Roderick Tomlinson
- Dr Ross Macdonald

Mr Roderick Tomlinson joined the audit committee when Mr Peter Corfield resigned on 25 March 2004.

2 Board Audit Committee meetings were held during the above period and details of Directors' attendances are set out on page 15 of this Annual Report. It is intended the charter will be posted on the Corporate Governance section of the Company's website.

Having regard to the size of the Board and the individual skills of each Director, the Board has determined that given his financial background, Mr Thomas Hartigan is the most appropriate person to Chair the Board Audit Committee.

Research & Development Committee
The Committee was formed to overview the Company's research strategy and activities to ensure that research effort is commercially focused and is properly managed.

The members of this Committee during the year were:
Rod Tomlinson, Chairman (Non-executive Director - scientific research background)
Ross Macdonald (Non-executive Director - pharmaceutical industry background)
Christine Cussen, Managing Director & Chief Executive Officer (pharmaceutical industry commercial background)
Hubert Regtop, Research Director (biochemist)
Neil Foster, Technical Director (chemical engineer)

3 Research & Development Committee meetings were held during the above period and details of Directors' attendances are set out on page 15 of this Annual Report.

During the year, with the appointment of Pascal Hickey as Chief Operating Officer, the Research & Development Committee was replaced by monthly Project Review Meetings for which the management team (excluding the Chief Financial Executive) in conjunction with an independent consultant critically assess the current projects of the research team. The outcomes of these meetings form the basis for the Research and Development report which is submitted to the Board on a monthly basis.

Other Committees
Additional sub-committees may be established by the Board on an as needs basis from time to time to monitor specific Company transactions and projects.

The full Board is responsible for establishing criteria for Board membership, reviewing Board membership and identifying and nominating Directors and accordingly a separate nomination committee has not been established.

Promote ethical and responsible decision making
Eiffel prescribes ethical standards for employees for professional conduct, dealings with the business community, the public and with other employees.

The Company is currently drafting an employee handbook, that when will provide policies and guidelines in the context of both the applicable legislation and accepted community standards. The employee handbook outlines the Company's requirements for standards of conduct dealing with relevant issues including confidentiality, conflicts of interest, employee discrimination and harassment, and trading in Company securities.

The Board considers that if Directors, employees and their associates acquire shares in Eiffel, these shares should be held for longer term investment and not for speculative or trading purposes. Company policy prohibits the trading of Company securities by Directors and employees whilst in possession of price sensitive information.

Directors are restricted to trading in Eiffel Technology Limited shares in the 14 day window after the yearly and half yearly financial results and other material announcements. Directors are to discuss share trading with the Chairman prior to commencement of trading. The Board minutes will reflect, on an ongoing basis, details of share trading discussions.

Staff for whom it is known or would be expected to be known are in possession of market sensitive information are restricted to trading in Eiffel Technology Limited shares in the 14 day window after the yearly and half yearly financial results and other material announcements. Other staff must discuss share trading with the Chief Executive Officer prior to commencement of trading.

Details of share trading discussions are to be presented to the Board as and when they occur.

Safeguard integrity in financial reporting
In addition to the established function of the Board Audit Committee described above, the Board has implemented management financial reporting requirements. The Board requires the provision of written assurances in respect of the accuracy and compliance of Company finance reports by the Chief Executive Officer and the Chief Financial Executive as part of the management sign-off process for the half year and full year Company financial statements.

Make timely and balanced disclosures
As a public listed company, Eiffel is required to comply with ASX Listing Rules continuous disclosure obligations, as complemented by the Corporations Act disclosure requirements. Eiffel has a policy relating to continuous disclosure to ensure compliance with its disclosure obligations.

Respect the rights of shareholders
The Board of Directors aims to ensure that all shareholders are informed of all major developments affecting the Company and seeks to maintain a strong and participatory framework for shareholder relations.

The principal method of communicating to shareholders is through the Company's Annual Report, issued to all shareholders and posted on the Company's website. Company announcements are posted on the Company's website.

In addition, through the Company's AGM, shareholders receive reports by the Board on Eiffel's activities for consideration and can participate by attending the meeting.

The Company's website will be reviewed and updated by the time of the Annual General Meeting, having regard to the ASX Guidelines to promote communications with shareholders.

HLB Mann Judd is Eiffel's external auditor. HLB Mann Judd (NSW) are proposed to be approved by the members at the AGM as the external auditor to replace HLB Mann Judd (Victoria) (formerly MGI Meryck Webster) due to the relocation of the corporate office from Victoria to New South Wales. HLB Mann Judd's policy is to rotate audit partners every seven years. HLB Mann Judd meets with the Board Audit Committee and is given the opportunity to meet with Eiffel Directors without management in attendance. A representative from HLB Mann Judd attends Eiffel's AGM.

Recognise and manage risk
The risks associated with Eiffel's business are wide ranging and include the following:
- Reliance on key personnel
- Economic Conditions of North America and Western Europe
- Technology development
- Complexity and cost of technology transfer
- Increased competition
- Timeframes to produce revenues
- Litigation by generic manufacturers
- Regulatory approvals overseas
- Technology intellectual property rights
- Market acceptance
- Additional capital requirements
- Managing future growth
- Reliance on research and development team
- International markets

Shareholder value analysis is considered by the Board to be integral to the management of Eiffel's business and its related risks, with the objective of maximising shareholder returns over time.

The consideration and approval by the Board each year of the Company strategy, business plans and financial budgets involve identification of significant risks and the implementation of appropriate strategies to deal with them.

The Board also requires rigorous management reporting against projected results.

The Board receives monthly detailed reports and briefings by management on the Company's financial performance, R&D programs and business development activities. Details of occupational health and safety and environmental compliance are also submitted in the R&D report by management and monitored by the Board on a regular basis.

Details of the Company's risk management policy and internal systems will be posted on the Corporate Governance section of the Company's website.

Encourage enhanced performance

A performance evaluation for the Eiffel Board and its members did not take place. However, the Board has committed to future annual reviews of its performance, both individually and collectively, as well as annual reviews of key Company management against both measurable and qualitative indicators. It is anticipated that a description of the process for performance evaluations will be posted on the Corporate Governance section of the Company's website.

The individual objectives for all employees have been developed to directly align to achieving the Company's business objectives.

Remunerate fairly and responsibly

Having regard to the size of the Board and the nature and extent of the Company's requirements in relation to remuneration issues, the Board has determined that an additional Board remuneration committee is not currently warranted. The Board is responsible for the remuneration review of the Managing Director and Chief Executive Officer, who in turn is responsible for the management of all other Executive remuneration.

Remuneration for Company employees, including management, is determined by reference to market rates and includes performance-based incentives. Remuneration packages are set at levels that are intended to attract and retain Executives of sufficient calibre to facilitate the efficient and effective management of the Company's operations. Remuneration and other terms of employment for Senior Executives are formalised in employment agreements

Remuneration includes base salary, superannuation, motor vehicles, performance based bonuses, share options, fringe benefits and termination entitlements. At this stage of the Company's development, with no established cash flow, the Directors believe that the granting of options over unissued shares, and the issue of shares to satisfy the payment of bonuses, are appropriate performance based remuneration mechanisms.

Remuneration of Non-executive Directors is determined in aggregate by shareholders in general meeting. The Board of Directors determines individual fees within the aggregate level, having regard to the number of Directors and their respective roles and responsibilities. This is currently set at $100,000 per annum.

Recognise the legitimate interest of stakeholders

The Board is committed to delivering maximum share value to the Company's shareholders while maintaining high standards of employment, full compliance with relevant legislation, actively contributing to the betterment of the community, and meeting the Company's responsibilities to all stakeholders. The Board and management recognise the importance of acting promptly to correct any deficiencies that may be identified before such deficiencies adversely impact upon the performance of the Company.

HLB Mann Judd

INDEPENDENT AUDIT REPORT

To the members of Eiffel Technologies Limited:

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position as at 30 June 2004, and the statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the year ended 30 June 2004 for both Eiffel Technologies Limited ("the company") and its controlled entities ("the consolidated entity") as set out on pages 22 to 47. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls designed to prevent and detect fraud and error, for the accounting policies and for the accounting estimates within the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance that the financial report is free of material misstatement. The nature of an audit is influenced by several factors including the use of professional judgement, selective testing, the inherent limitations of internal control and the availability of audit evidence which may be persuasive rather than conclusive. Accordingly, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether, in all material respects, the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

When determining the nature and extent of our procedures we considered the effectiveness of management's internal controls over financial reporting. Our audit was not designed to provide assurance in relation to internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion, the financial report of Eiffel Technologies Limited is in accordance with:

(a) the Corporations Act 2001, including:
  - (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and
  - (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Inherent Uncertainty Regarding Going Concern Concept

Without qualification to the opinion expressed above, attention is drawn to the following matter. As indicated in Note 1(b) to the financial statements, the long term future of the consolidated entity is dependent on the successful commercialisation of the results of the research and development of the consolidated entity.

D K Swindells
Partner

HLB Mann Judd
HLB MANN JUDD
(NSW Partnership)
Chartered Accountants

Sydney, 30 September 2004

DIRECTORS DECLARATION
FOR THE YEAR ENDED 30 JUNE 2004

Directors' Declaration

The Directors of the Company declare that:

1. The financial statements and notes, as set out on pages 23 to 47 are in accordance with the Corporations Act 2001:

   a. comply with Accounting Standards and the Corporations Regulations 2001; and
   b. give a true and fair view of the financial position as at 30 June 2004 and of the performance for the year ended on that date of the Company and consolidated entity;

2. In the Directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Director
Thomas J Hartigan

Director
Christine M Cussen

Dated this 29th September, 2004

EIFFEL TECHNOLOGIES LIMITED

STATEMENTS OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2004

	Note	Consolidated Entity		Parent Entity	
		2004	2003	2004	2003
		$	$	$	$
Revenues from ordinary activities	2	1,251,908	648,555	115,788	320,507
Research expenses		(2,789,710)	(1,939,130)	-	-
Corporate and administration expense		(1,547,190)	(1,596,514)	(806,411)	(1,238,296)
Commercialisation expense		(609,051)	(740,252)	-	-
Amortisation of goodwill		(250,000)	(187,500)	-	-
Controlled entity investments/receivables					
- write back (provision for) doubtful debts		-	-	(4,391,673)	16,584
- write up (down) to recoverable amount		-	-	(1,680,601)	(126,584)
Group reorganisation recovery (expense)		107,150	(1,063,094)	107,150	(569,500)
Loss from ordinary activities before income tax expense	3	(3,836,893)	(4,877,935)	(6,655,747)	(1,597,289)
Income tax expense relating to ordinary activities	4	-	-	-	-
Net loss after income tax expense attributable to members of the parent entity		(3,836,893)	(4,877,935)	(6,655,747)	(1,597,289)
Basic earnings per share (cents per share)		(1.97)	(3.20)		
Diluted earnings per share (cents per share)		(1.68)	(3.20)		

The accompanying notes form part of these financial statements.

EIFFEL TECHNOLOGIES LIMITED

STATEMENTS OF FINANCIAL POSITION
AS AT 30 JUNE 2004

	Note	Consolidated Entity		Parent Entity	
		2004	2003	2004	2003
		$	$	$	$
CURRENT ASSETS					
Cash assets	8	650,966	4,939,848	232,701	4,433,679
Receivables	9	251,634	530,225	2,197,344	3,223,580
Inventories	10	-	41,974	-	-
Other	14	176,388	122,400	43,566	22,400
TOTAL CURRENT ASSETS		1,078,988	5,634,447	2,473,611	7,679,659
NON-CURRENT ASSETS					
Other financial assets	11	31,829	25,977	31,829	1,706,578
Property, plant and equipment	13	1,521,267	938,285	-	-
Other	14	333,463	308,337	125,130	-
Intangible assets	15	62,500	312,500	-	-
TOTAL NON-CURRENT ASSSETS		1,949,059	1,585,099	156,959	1,706,578
TOTAL ASSETS		3,028,047	7,219,546	2,630,570	9,386,237
CURRENT LIABILITIES					
Payables	16	804,853	1,331,890	572,675	742,232
Loans payable	17	62,500	250,000	62,500	250,000
Lease liabilities	18	38,975	-	-	-
TOTAL CURRENT LIABILITIES		906,328	1,581,890	635,175	992,232
NON-CURRENT LIABILITIES					
Lease liabilities	18	63,819	-	-	-
Loans payable	17	-	62,500	-	62,500
TOTAL NON-CURRENT LIABILITIES		63,819	62,500	-	62,500
TOTAL LIABILITIES		970,147	1,644,390	635,175	1,054,732
NET ASSETS		2,057,900	5,575,156	1,995,395	8,331,505
EQUITY					
Contributed equity	20	29,755,926	29,436,289	29,755,926	29,436,289
Accumulated losses	21	(27,698,026)	(23,861,133)	(27,760,531)	(21,104,784)
TOTAL EQUITY		2,057,900	5,575,156	1,995,395	8,331,505

The accompanying notes form part of these financial statements.

STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2004

	Note	Consolidated Entity		Parent Entity	
		2004	2003	2004	2003
		$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		1,497,300	59,579	100,263	-
Payments to suppliers and employees		(4,887,922)	(4,073,244)	(740,333)	(578,241)
Interest received		134,497	299,453	104,440	299,453
Borrowing costs		(4,514)	(84,578)	-	(984,578)
Net cash provided by (used in) operating activities	24(a)	(3,260,639)	(3,798,790)	(535,630)	(1,263,366)
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, plant and equipment		(763,413)	(751,807)	-	(221,687)
Proceeds on sale of property, plant and equipment		610	-	-	-
Shares in controlled entities		-	-	-	(1,146,889)
Amounts received under contract sale		-	2,725,000	-	2,725,000
Net cash provided by (used in) investing activities		(762,803)	1,973,193	-	1,356,424
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		-	7,089,106	-	7,089,106
Payment of share issue costs		-	(927,843)	-	(927,843)
Repayment of lease liability		(15,440)	-	-	-
Advances to controlled entities		-	-	(3,415,348)	(2,226,814)
Repayment of borrowings		(250,000)	(274,880)	(250,000)	(274,880)
Net cash provided by (used in) financing activities		(265,440)	5,886,383	(3,665,348)	3,659,569
Net increase (decrease) in cash held		(4,288,882)	4,060,786	(4,200,978)	3,752,627
Cash at the beginning of the financial year		4,939,848	879,062	4,433,679	681,052
Cash at the end of the financial year	8	650,966	4,939,848	232,701	4,433,679

The accompanying notes form part of these financial statements.

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers Eiffel Technologies Limited as an individual parent entity and Eiffel Technologies Limited and controlled entities as a consolidated entity.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, current valuations of non-current assets. Cost is based on the fair value of consideration given in exchange for assets.

The following is a summary of the material accounting policies adopted by the consolidated entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(a) Principles of Consolidation
A controlled entity is any entity controlled by Eiffel Technologies Limited. Control exists where Eiffel Technologies Limited has the capacity to dominate the decision-making in relation to the financial and operating policies of another entity so that the other entity operates with Eiffel Technologies Limited to pursue the objectives of Eiffel Technologies Limited. Details of the controlled entities are contained in Note 12.

All inter-company balances and transactions between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where a controlled entity has entered or left the consolidated entity during the year its operating results have been included from the date control was obtained or until the date control ceased.

(b) Going Concern
These accounts have been prepared in accordance with the going concern concept. The long term future of the consolidated entity is dependent on the successful commercialisation of the results of the research and development of the consolidated entity. It is anticipated that sufficient funds will be on hand or will be raised to fund the consolidated entity's operations for at least a further twelve months.

(c) Income Tax
The consolidated entity adopts the liability method of tax-effect accounting whereby the income tax expense shown is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences, which arise due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income, are brought to account as either a provision for deferred income tax or as a future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond any reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

(d) Inventories
Inventories comprise drugs and other research materials, and are measured at the lower of cost and net realisable value.

(e) Property, Plant and Equipment
Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation.

Plant and equipment
Plant and equipment are measured on the cost basis
The carrying amount of plant and equipment is reviewed annually by Directors to ensure it is not in excess of the recoverable amount of these assets. The recoverable amount is assessed on the basis of the expected net cash

flows, which will be received from the assets' employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

Depreciation
The depreciable amount of all fixed assets, including building and capitalised lease assets, but excluding freehold land, is depreciated on a straight line basis over their useful lives to the consolidated entity commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rate used for each class of depreciable asset is:

Plant and equipment	20%
Office furniture and equipment	10% to 30%

(f) Leases
Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Leased asset classified as finance leases are recognised as assets. The amount initially brought to account is the present value of the minimum lease payments.

A finance lease is one which effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property.

Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease. The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period.

(g) Investments
Non-current investments are measured on the cost basis. They carrying amount of non-current investments is reviewed annually by Directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the underlying net assets for other non-listed investments. The expected net cash flows from investments have not been discounted to their present value in determining the recoverable amounts.

(h) Research and Development Expenditure
Research and Development costs are expensed as incurred.

(i) Intangibles
Goodwill
Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Both purchased goodwill and goodwill on consolidation are amortised on a straight-line basis over the term of the underlying economic benefit. The balances are reviewed annually and any balance representing future benefits for which the realisation is considered to be no longer probable are written off.

Patents and Trademarks
Costs of acquiring Patents and Trademarks are expensed as incurred.

(j) Foreign Currency Transactions and Balances
Foreign currency transactions during the year are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date.

The gains and losses from conversion of assets and liabilities, whether realised or unrealised, are included in profit from ordinary activities as they arise.

(k) Employee Benefits
Provision is made for the Company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at the amounts expected to be paid when the liability is settled plus related on-costs. Other employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Contributions are made by the consolidated entity to employee superannuation funds and are charged as expenses when incurred.

(l) Cash
For the purpose of the statement of cash flows, cash includes cash on hand and at call deposits with banks.

(m) Revenue
Revenue from feasibility studies and customer trials is recognised upon acceptance by the customer of the related results.
Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

(n) Goods and Services Tax (GST)
Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST.

(o) Comparative Figures
Where required by Accounting Standards comparative figures have been adjusted to conform to changes in presentation for the current financial year.

Disclosing the impacts of adoption of Australian Equivalents to IFRS
The Australian Accounting Standards Board ("AASB") is adopting International Financial Reporting Standards ("IFRS") for application to reporting periods beginning on or after 1 January 2005. The AASB has issued AASB equivalents to IFRS, and Urgent Issues Group Abstracts corresponding to International Financial Reporting Interpretations adopted by the International Accounting Standards Board. These Australian pronouncements will be known as Australian equivalents to IFRS. The adoption of Australian equivalents to IFRS will be first reflected in the financial statements of Eiffel Technologies Limited for the year ending 30 June 2006.

The company is managing the transition to the new Standards by analysing the pending standards and Urgent Issues Group Abstracts to identify key differences in accounting policies that are expected to arise on the adoption of Australian equivalents to IFRS.

The company has analysed the Australian equivalents to IFRS, and the key changes in accounting policies required on adoption of Australian equivalents to IFRS are set out below:

Accounting Standard AASB 2 will require share based payment transactions, such as the issue of options to Directors and employees, to be recognised in the financial statements. This applies to options issued after 7 November 2002 that do not vest before the period covered by the financial statements. The new accounting policy will require an expense to be recognised over the vesting period, at an amount equal to the fair value of the options granted.

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
NOTE 2: REVENUE				
Operating activities:				
Revenue from Supercritical Fluid activities	-	31,743	-	-
Revenue from sales or services	34,621	34,142	-	-
Revenue from grants	1,063,191	-	-	-
Interest revenue (*)	134,497	316,116	104,440	316,116
R&D Concession rebate - 2002	-	262,163	-	-
Other revenue	19,599	4,391	11,348	4,391
	1,251,908	648,555	115,788	320,507
(*) Interest revenue from				
Contract of sale	-	174,706	-	174,706
Bank deposits	134,497	138,877	104,440	138,877
Other	-	2,533	-	2,533
	134,497	316,116	104,440	316,116
NOTE 3: LOSS FROM ORDINARY ACTIVITIES				
Loss from ordinary activities before income tax benefit has been determined after:				
a. Expenses				
Depreciation				
- Plant & equipment	253,841	125,028	-	-
- Leased equipment	17,101	-	-	-
- Office equipment and furniture	27,113	4,922	-	1,594
	298,055	129,950	-	1,594
Borrowing costs				
- Convertible note	-	47,862	-	47,862
- Other persons	4,514	930	-	930
	4,514	48,792	-	48,792
Amortisation of non-current assets				
- Goodwill on consolidation	250,000	187,500	-	-
Write-down of non-current investments to Recoverable amount	-	-	(1,680,601)	(60,916)
Bad and doubtful debts:				
- Pharmaction Manufacturing Pty Limited				
Debt forgiven	-	123,699	-	123,699
Provision for doubtful debts	-	275,000	-	275,000
- Controlled entities – provision for doubtful debts (written back)	-	-	(4,391,673)	(16,564)
	-	398,699	(4,391,673)	382,135

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
NOTE 3: LOSS FROM ORDINARY ACTIVITIES (Continued)				
Rental expenses on operating leases				
- laboratory (prepaid expense)	100,000	91,663	-	-
- office rent and serviced office costs	176,674	51,568	-	24,205
- office equipment	2,615	4,174	-	664
b. Revenue and Net Gains				
Foreign currency translation gains	5,852	3,085	5,852	3,085
c. Significant Revenues and Expenses				
The following significant revenue and expense items are Relevant in explaining the financial performance:				
Legal and consulting costs associated with acquiring 100% Control of Eiffel Research & Development Pty Limited	-	210,909	-	210,909
Losses previously attributable to minority interests in Eiffel Research & Development Pty Limited	-	493,594	-	-
Corporate consulting fees (Global Markets Capital of New York)	46,929	194,824	46,929	194,824
International scientific advisory board	46,994	124,695	-	-
Costs recovered in associated with finalisation of the sale of PharmAction Manufacturing Pty Limited	(107,150)	(40,108)	(107,150)	(40,801)
Provision fro diminution in value of investments in controlled entities	-	-	(1,680,601)	(126,584)
Provision for non-recovery of receivables from controlled entities	-	-	(4,391,673)	16,584

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
NOTE 4: INCOME TAX EXPENSE				
a) The prima facie income tax on the loss from ordinary activities before income tax is reconciled to the income tax expense as follows:				
Prima facie tax recoverable on loss from ordinary activities before income tax at 30% (2003:30%)	(1,151,068)	(1,463,380)	(1,996,724)	(479,186)
Add:				
Tax effect of:				
- Non-allowable items	44,503	387,210	1,785,492	182,882
Tax losses not recognised	1,106,565	1,076,170	211,232	296,304
Income tax benefit attributable to loss from ordinary activities	-	-	-	-
b) Future income tax benefits arising from losses are not brought to account at balance date as realisation of the benefit is not regarded as virtually certain.	4,675,259	3,568,694	2,450,908	2,239,676

The benefit will only be obtained if:

- future assessable income is derived of a nature and an amount sufficient to enable the benefits from the deduction for the losses to be realised;
- the conditions for the deductibility imposed by the law continue to be complied with; and
- no changes in income tax legislation adversely affect the Company in realising the benefit from the deductions for the losses.

Tax Consolidation System

Legislation to allow groups, comprising a parent entity and its Australian resident wholly-owned entities, to elect to consolidate and be treated as a single entity for income tax purposes was substantively enacted on 21 October 2002. The company and its wholly-owned Australian resident entities are eligible to consolidate for tax purposes under this legislation and the directors of these entities consider it likely that they will elect to implement the tax consolidation system in due course.

However, at the date of this report the directors have not yet finalised an assessment of the financial effect that implementation may have on the company and the consolidated entity.
Accordingly, the directors have not made a final formal decision whether or not to implement the tax consolidation system, and if so, from which date implementation would occur.

As a result, only the financial effects of the mandatory aspects of the enabling legislation has been recognised in the financial statements and no adjustment has been made to recognise the financial effects that may result form the implementation of the tax consolidation system.

In the event that the tax consolidation system is implemented, the company is likely to become the 'head entity' of the tax-consolidated group, and will agree to compensate each wholly-owned subsidiary for the carrying amount of its deferred tax balances.

NOTE 5: REMUNERATION AND RETIREMENT BENEFITS

The specified directors of Eiffel Technologies Limited during the year were:

- Thomas Hartigan (Non-executive Chairman)
- Christine Cussen (Managing Director & Chief Executive Officer)
- Ross Macdonald (Non-executive)
- Roderick Tomlinson (Non-executive)
- Peter Corfield (Non-executive), resigned 25 March 2004

The specified executives of Eiffel Technologies Limited during the year were:

- Pascal Hickey (Chief Operating Officer), appointed 1 October 2003
- Neil Foster (Technical Director)
- Hubert Regtop (Research Director)
- Craig Boyd (Chief Financial Executive), appointed 8 March 2004

Specified directors' and specified executives' remuneration

The Board collectively reviews the remuneration packages of all specified directors and specified executives on an annual basis. Remuneration packages are reviewed and determined with due regard to current market rates and are benchmarked against comparable industry salaries, adjusted by a performance factor to reflect changes in the performance of the company

The emoluments of each Director of the parent entity and of the consolidated entity are as follows:

Parent Entity	**PRIMARY**				**POST**	**EQUITY**	
	Salaries, Board & Committee Fees	**Bonus**	**Special Project Fees**	**Non-monetary**	**Super**	**Options**	**Total**
	$	**$**	**$**	**$**	**$**	**$**	**$**
Specified directors							
Thomas Hartigan	45,000	-	32,770	-	4,050	-	81,820
Peter Corfield	20,000	-	-	-	1,800	-	21,800
Ross Macdonald	30,000	-	-	-	2,700	-	32,700
Roderick Tomlinson	30,000	-	900	-	2,700	-	33,600
Christine Cussen	307,148	35,500	-	48,528	60,962	204,101	656,239
	432,148	35,500	33,670	48,528	72,212	204,101	826,159

Directors' special project fees include amounts paid to Director related entities. The Chairman, Thomas Hartigan, provided special project services to the consolidated entity during the year.

The bonus to Christine Cussen, Managing Director and Chief Executive Officer, for the year ended June 2003 of $35,500 was paid by the issue of shares.

Consolidated entity	**PRIMARY**				**POST**	**EQUITY**	
	Salaries & Fees	**Bonus**	**Special Project Fees**	**Non-monetary**	**Super**	**Options**	**Total**
	$	**$**	**$**	**$**	**$**	**$**	**$**
Specified executives							
Pascal Hickey	165,846	-	-	14,581	14,926	51,062	246,415
Neil Foster	203,469	-	-	-	22,423	12,243	238,135
Hub Regtop	203,469	-	-	-	22,425	12,243	238,137
Craig Boyd	39,663	-	-	-	3,570	22,471	65,704
	612,447	-	-	14,581	63,344	98,019	788,391

NOTE 5: REMUNERATION AND RETIREMENT BENEFITS (Continued)

Contracts for services

- Christine Cussen
- Term of Employment: 30 November 2008
- Base salary including superannuation $349,225 (voluntarily reduced by 10% to $314,303 in August 2004)
- Additional annual bonus payable subject to achievement of revenue milestones
- Vesting of options outstanding is dependent on the achievement of performance milestones
- Additional benefits include the provision of a company car
- Pascal Hickey
- Commenced employment 1 October 2003
- Term of Employment: 27 August 2007
- Base salary including superannuation $239,800 (voluntarily reduced by 10% to $215,820 in August 2004)
- Annual bonus subject to achievement of performance milestones
- Vesting of options outstanding is dependent on the achievement of performance milestones
- Additional benefits include the provision of a company car
- Neil Foster
- Term of Employment: 31 July 2007 with optional extension to 31 July 2012
- Base salary including superannuation $226,428
- Vesting of options outstanding is dependent on the achievement of performance milestones
- Hub Regtop
- Term of Employment: 31 July 2007 with optional extension to 31 July 2012
- Base salary including superannuation $226,428 (voluntarily reduced by 10% to 203,785 in August 2004)
- Vesting of options outstanding is dependent on the achievement of performance milestones
- Craig Boyd
- Commenced employment 8 March 2004
- Term of Employment: Ongoing employment
- Base salary including superannuation $136,250
- Annual bonus subject to achievement of performance milestones
- Vesting of options outstanding is dependent on the achievement of performance milestones

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
NOTE 6: AUDITORS' REMUNERATION				
Remuneration of the auditor of the parent entity for:				
- auditing or reviewing the financial report	28,960	24,550	15,390	15,400
- other services	50,671	30,828	35,969	18,025
	79,631	55,378	51,359	33,425

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
NOTE 7: EARNINGS PER SHARE				
(a) Reconciliation of earnings to net profit or loss				
Loss used in the calculation of basic and diluted EPS	3,836,893	4,877,935		
(b) Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS	194,788,385	152,560,421		
Weighted average number of options outstanding	34,244,383	-		
Weighted average number of ordinary shares outstanding during the year used in calculation of diluted EPS	229,032,768	152,560,421		
NOTE 8: CASH ASSETS				
Cash at bank	450,966	648,462	32,701	142,293
Deposits at call	200,000	4,291,386	200,000	4,291,386
	650,966	4,939,848	232,701	4,433,679
NOTE 9: RECEIVABLES				
CURRENT				
Trade debtors	19,206	10,785	16,564	-
Amount due under contract of sale, secured (*)	177,850	275,000	177,850	275,000
Provision for doubtful debts	(177,850)	(275,000)	(177,850)	(275,000)
	-	-	-	-
Research & development income tax concession rebate receivable	-	262,163	-	-
Other debtors	232,428	257,277	19,571	130,902
Amounts due from:				
- wholly owned subsidiaries	-	-	6,838,189	3,377,985
- provision for doubtful debts	-	-	(4,676,980)	(285,307)
	251,634	530,255	2,197,344	3,223,580

(*) PharmAction Manufacturing Pty Limited was put into Administration pursuant to Section 436A of the Corporations Act 2001 on August 26, 2001, after which the Board of the Company decided to fully provide for the remaining debt as doubtful.

A charge was held over specific manufacturing plant and equipment owned by PharmAction Manufacturing Pty Limited and $97,150 was realised from its sale in December 2003. Prior to the receipt of the proceeds from the sale of the plant and equipment, additional receipts totalling $10,000 were received in July and August 2003.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2004

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
NOTE 10: INVENTORIES				
CURRENT				
At cost				
Drugs and other research material	-	41,974	-	-
NOTE 11: OTHER FINANCIAL ASSETS				
NON-CURRENT				
Unlisted investments, at recoverable amount				
- shares in controlled entities, at cost	-	-	3,834,975	3,834,975
- provision for write-down to recoverable amount	-	-	(3,834,975)	(2,154,374)
	-	-	-	1,680,601
Amount in restricted overseas bank account	31,829	25,977	31,829	25,977
	31,829	25,977	31,829	1,706,578

NOTE 12: CONTROLLED ENTITIES

(a) Controlled Entities

	Country of Incorporation	Percentage Owned 2004	Percentage Owned 2003
Parent Entity		%	%
Eiffel Technologies Limited	Australia		
Subsidiary companies			
- Eiffel Research & Development Pty Ltd	Australia	100	100
- Pharmaceutical Technologies Pty Ltd	Australia	100	100
- Bellara Medical Products Limited	Australia	100	100
- Catsell Pty Limited	Australia	100	100
- Phytochemica Pty Limited	Australia	100	100
- A.C.N. 005 648 966 Pty Limited	Australia	100	100
- A.C.N. 003 330 587 Pty Limited	Australia	100	100
- VPI Inc	USA	90	90
- Glyzinc Pharmaceuticals Limited	Australia	100	100

(b) Controlled Entities Acquired – prior year

On 19 December 2002, the parent entity acquired 100% of Pharmaceutical Technologies Pty Ltd, formerly Phytotherapy Technologies Pty Ltd, a 25% shareholder in Eiffel Research & Development Pty Ltd, for the sum of $500,000.

NOTE 13: PROPERTY, PLANT AND EQUIPMENT

CONSOLIDATED	Research Equipment	Research Fixtures & fittings	Office furniture & equipment	Equipment under finance lease	Total
	$	$	$	$	$
Cost					
Balance at 30 June 2003	945,876	81,818	38,947	-	1,066,641
Additions	391,808	290,912	80,693	118,234	881,647
Disposals	-	-	(1,116)	-	(1,116)
Balance at 30 June 2004	1,337,684	372,730	118,524	118,234	1,947,172
Accumulated depreciation / amortisation					
Balance at 30 June 2003	(120,308)	(4,720)	(3,328)	-	(128,356)
Depreciation expense	(222,346)	(31,495)	(27,113)	(17,101)	(298,055)
Disposals	-	-	506	-	506
Balance at 30 June 2004	(342,654)	(36,215)	(29,935)	(17,101)	(425,905)
Net book value					
Balance at 30 June 2003	825,568	77,098	35,619	-	938,285
Balance at 30 June 2004	995,030	336,515	88,589	101,133	1,521,267

Eiffel Research & Development Pty Ltd, the principal operating entity, owns all property, plant and equipment

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
NOTE 14: OTHER ASSETS				
CURRENT				
Pre-paid rent	24,751	-	-	-
Pre-paid rent - research facility (Note 22)	100,000	100,000	-	-
Other prepayments	51,637	22,400	43,566	22,400
	176,388	122,400	43,566	22,400
NON-CURRENT				
Pre-paid rent - research facility (Note 22)	208,333	308,337	-	-
Deposit	125,130	-	125,130	-
	333,463	308,337	125,130	-

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
NOTE 15: INTANGIBLE ASSETS				
Goodwill on consolidation at cost (Note 12)	500,000	500,000	-	-
Accumulated amortisation	(437,500)	(187,500)	-	-
	62,500	312,500	-	-
NOTE 16: PAYABLES				
CURRENT				
Unsecured liabilities				
Trade creditors	243,657	863,167	82,792	94,151
Sundry creditors and accrued expenses	456,596	407,123	101,351	304,405
Employee provision for annual leave	104,600	61,600	-	-
Amounts payable to:				
- wholly owned subsidiaries	-	-	388,532	343,676
- director related entities	-	-	-	-
	804,853	1,331,890	572,675	742,232
NOTE 17: LOANS PAYABLE				
Unsecured loans payable				
Current	62,500	250,000	62,500	250,000
Non-current	-	62,500	-	62,500
	62,500	312,500	62,500	312,500
NOTE 18: LEASE LIABILITIES				
Secured lease liabilities				
Current (Note 22)	38,975	-	-	
Non-current (Note 22)	63,819	-	-	
	102,794	-	-	-
NOTE 19: EMPLOYEE LIABILITIES				
CURRENT				
Aggregate employee benefits liability	104,600	61,600	-	-
Included in:				
Payables	104,600	61,600	-	-
	No.	No.	No.	No.
Number of employees at year-end	12	6	-	-

	Parent Entity 2004 No.	Parent Entity 2003 No.	Parent Entity 2004 $	Parent Entity 2003 $
NOTE 20: CONTRIBUTED EQUITY				
Fully paid ordinary shares	195,372,575	193,360,591	29,755,926	29,436,289
(a) Movements in Ordinary Shares				
At the beginning of the financial year	193,360,591	105,152,993	29,436,289	20,467,876
- 31 July 2003	833,000	-	149,940	-
- 18 August 2003	400,000	-	60,000	-
- 3 February 2004	355,000	-	35,500	-
- 3 February 2004	423,984	-	74,197	-
- 23 October, 2002	-	25,000,000	-	2,750,000
- 21 November, 2002	-	30,663,333	-	3,679,600
- 23 December, 2002	-	381,000	-	57,150
- 22 February, 2003	-	32,163,265	-	3,216,327
Transaction costs relating to share issues	-	-	-	(734,664)
Balance at the end of the financial year	195,372,575	193,360,591	29,755,926	29,436,289

On 31 July, 2003 the Company issued 833,000 fully paid ordinary shares at $0.18 to Global Markets Capital Corporation as payment in lieu of part payment for consultancy services. Shareholders approved the issue at the Company's Annual General Meeting in November 2003. The shares rank for dividends paid after 31 July, 2003.

On 18 August, 2003 the Company issued 250,000 fully paid ordinary shares at $0.15 to The Estate of Samuel Quigley in lieu of a retirement allowance for Samuel Quigley and 150,000 fully paid ordinary shares to The Estate of William Bytheway in lieu of a retirement allowance for William Bytheway. Shareholders approved the issue at the Company's Annual General Meeting in November 2003. The shares rank for dividends paid after18 August, 2003.

On 3 February, 2004 the Company made an issue of 355,000 fully paid ordinary shares at $0.10 to the Company's Managing Director and Chief Executive Officer as a performance bonus for the year-ended 30 June 2003. Shareholders approved the issue at the Company's Annual General Meeting in November 2003. The shares rank for dividends paid after 3 February, 2004.

On 3 February, 2004 the Company made an issue of 423,984 fully paid ordinary shares at $0.175 to Professor Robert Langer as payment in lieu of part payment for consultancy services. Shareholders approved the issue at the Company's Annual General Meeting in November 2003. The shares rank for dividends paid after 3 February, 2004.

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

At a shareholders meeting each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

NOTE 20: CONTRIBUTED EQUITY (Continued)

(b) Options

Grants of unlisted options to purchase ordinary shares in the Company have been made to the Company's larger shareholder, key Executives and other parties

For information relating to share options granted to the Managing Director and Chief Executive Officer, and to other Executives during the financial year, refer to Note 20.

Details of the options to purchase ordinary shares in the Company are as follows:

i) Reconciliation of Options

Balance at the start of the year (vested)	32,000,000
Lapsed during the year	(500,000)
Granted and vested during the year	8,800,000
Granted but not vested during the year	5,000,000
Balance at the end of the year	45,300,000

ii) Options issued during the year	Vesting Date	Expiry Date	Exercise Price (cents)	Number of Options
Vested Options				
Global Markets Capital Corporation	31/07/03	31/07/08	25.00	900,000
Global Markets Capital Corporation	03/02/04	03/02/09	25.00	900,000
Director options	03/02/04	03/02/09	12.50	1,500,000
Director options	30/06/04	30/06/09	15.00	2,500,000
Employee options	03/02/04	03/02/07	15.00	1,000,000
Employee options	30/06/04	30/06/07	15.00	500,000
Employee options	30/06/04	30/06/07	15.00	500,000
Employee options	30/06/04	30/06/07	14.00	500,000
Employee options	01/06/04	25/03/09	11.00	500,000
				8,800,000
Not Vested				
Director options	31/12/04	31/12/09	18.00	2,500,000
Employee options	01/10/04	01/10/07	15.00	1,000,000
Employee options	30/06/05	30/06/08	15.00	500,000
Employee options	30/06/05	30/06/08	15.00	500,000
Employee options	08/03/05	08/03/10	11.00	500,000
				5,000,000
Total options issued during the year				13,800,000

NOTE 20: CONTRIBUTED EQUITY (Continued)

iii) Status of outstanding options	Vesting Date	Expiry Date	Exercise Price (cents)	Number of Options
Vested	20/12/00	19/12/04	25	500,000
Vested	02/03/02	01/03/05	25	2,000,000
Vested	20/12/01	19/12/04	25	500,000
Vested	23/10/02	23/10/07	25	25,000,000
Vested	21/11/02	20/11/07	25	3,000,000
Vested	18/12/02	17/12/06	25	500,000
Vested	31/07/03	31/07/08	25	900,000
Vested	03/02/04	03/02/09	25	900,000
Vested	03/02/04	02/02/09	12.5	1,500,000
Vested	03/02/04	03/02/07	15	1,000,000
Vested	30/06/04	30/7/07	14	500,000
Vested	01/06/04	25/03/09	11	500,000
Vested	30/06/04	30/06/09	15	2,500,000
Vested	30/06/04	30/06/07	15	1,000,000
Not Vested	31/12/04	31/12/09	18	2,500,000
Not Vested	01/10/04	01/10/07	15	1,000,000
Not Vested	30/06/05	30/06/08	15	1,000,000
Not Vested	08/03/05	08/03/10	11	500,000
				45,300,000

No options were exercised during the year.

At 30 June, 2004, there were 45,300,000 (30 June 2003: 32,000,000) unissued ordinary shares for which options were outstanding.

	Consolidated Entity 2004 $	Consolidated Entity 2003 $	Parent Entity 2004 $	Parent Entity 2003 $
NOTE 21: ACCUMULATED LOSSES				
Accumulated losses at the beginning of the financial year	(23,861,133)	(18,983,198)	(21,104,784)	(19,507,494)
Net loss attributable to the members of the parent entity	(3,836,893)	(4,877,935)	(6,655,747)	(1,597,290)
Accumulated losses at the end of the financial year	(27,698,026)	(23,861,133)	(27,760,531)	(21,104,784)

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
NOTE 22: CAPITAL AND LEASING COMMITMENTS				
(a) Operating Lease Commitments				
Non-cancellable operating leases contracted for but not capitalised in the financial statements				
Payable				
- not later than 1 year	326,693	46,443	-	46,443
- later than 1 year but not later than 5 years	266,997	24,390	-	24,390
	593,690	70,833	-	70,833

Effective 1 August, 2002, the Company entered into a five-year agreement to use research laboratory facilities at the University of New South Wales. To date $300,000 of the prepayable rent of $500,000 has been paid with the balance due December 2004. The rent is being expensed over the term of the agreement.

During the current year Eiffel Research & Development Pty Ltd, the principal operating entity, has assumed all operating and finance leasing commitments.

(b) Finance Lease Commitments

Finance leases relate to plant and equipment with lease terms of 3 years.

	Consolidated 2004	Consolidated 2003	Parent 2004	Parent 2003
Minimum future lease payments				
- not later than 1 year	43,342	-	-	-
- later than 1 year but not later than 5 years	66,087	-	-	-
Minimum lease payments	109,429	-	-	-
Less future finance charges	(6,635)	-	-	-
Present value of minimum lease payments	102,794	-	-	-
Included in the financial statements as:				
Current interest-bearing liabilities (Note 18)	38,975	-	-	-
Non-current interest-bearing liabilities (Note 18)	63,819	-	-	-
	102,794	-	-	-

(c) Capital Expenditure Commitments

	Consolidated 2004	Consolidated 2003	Parent 2004	Parent 2003
Capital expenditure commitments contracted for:				
- Plant and equipment purchases	129,356	57,000	-	57,000
Payable				
- not later than 1 year	129,356	57,000	-	57,000

NOTE 23: SEGMENT REPORTING

The consolidated entity conducts research and development into the re-engineering of currently approved drugs in the pharmaceutical industry using Supercritical Fluid technologies. Minor revenue is derived from ongoing licenses granted in respect of ZMG (glycerao-zinc complex) patents held by wholly controlled entity Glyzinc Pharmaceuticals Limited. The consolidated entity operates in one business segment and in one geographical segment, Australia.

NOTE 24: CASH FLOW INFORMATION

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
(a) Reconciliation of cash flow from operations with loss from ordinary activities before income tax benefit				
Loss from ordinary activities before income tax benefit	(3,836,893)	(4,877,935)	(6,655,747)	(1,597,289)
Cash flows excluded from profit from ordinary activities attributable to operating activities				
Non-cash flows in profit from ordinary activities				
Depreciation	298,055	129,950	-	1,594
Amortisation of goodwill	250,000	187,500	-	187,500
Debt forgiveness	-	123,699	-	123,699
Provision for doubtful debts	-	275,000	-	275,000
Provision for doubtful debts – controlled entities	-	-	4,391,673	(16,584)
Losses previously attributable to minority interests	-	493,594	-	-
Write-downs in investments in controlled entities to recoverable amount	-	-	1,680,601	(60,916)
Other non-cash items	319,637	54,065	319,637	54,065
(Increase)/decrease in assets:				
Current receivables	278,591	(402,256)	94,767	(68,360)
Inventories	41,974	(9,974)	-	-
Other assets	(79,114)	(201,671)	(146,296)	1,059
Financial assets	(5,852)	(5,618)	(5,852)	(5,618)
Increase / (decrease) in liabilities:				
Trade creditors and accruals	(527,037)	434,856	(214,413)	(157,516)
Cash flow used in operations	(3,260,639)	(3,798,790)	(535,630)	(1,263,366)

(b) Acquisition of Entities

During the prior year 100% of Pharmaceutical Technologies Pty Ltd was acquired. Details of this transaction are:

Fair value of net assets of controlled entity	-	-	-	-
Purchase consideration paid/payable	-	500,000	-	-
Goodwill on consolidation	-	500,000		

(c) Credit Standby Arrangements with Banks

The Company and the consolidated entity do not have bank, finance or loan facilities.

NOTE 25: LICENCE

The Company holds an exclusive licence for up to 20 years over a patent that has been filed in the USA and Europe, which is jointly owned by the University of NSW and the University of Sydney. The patent which covers the re-engineering of pH sensitive drugs including insulin was filed internationally in December 2001 and is currently being examined in the USA. Under this exclusive licensing agreement the Universities receive royalties on Eiffel modified product sales. The Company has already earned some revenues under the licence and has lodged five patent applications in its own name covering related and other technical developments.

NOTE 26: OPTIONS

Employees Share Option Arrangements

(i) The Company does not have a formal share option policy. Options are granted as incentives to reward Executives for the achievement of significant milestones. Subject to the agreement of the Company the options are transferable, but hold no voting or dividend rights.

(ii) During the year share options were granted to employees to take up ordinary shares at an exercise prices between $0.18 and $0.11 each. Vesting of the options is dependent upon business performance and the achievement of milestones laid down by the Board.

The closing share market price of an ordinary share of Eiffel Technologies Limited on the Australian Stock Exchange at 30 June 2004 was $0.097 (30 June 2003: $0.11).

	Parent Entity	
	2004	2003
	$	$
(a) Movement in the number of share options held by employees:		
Opening balance	2,900,000	2,000,000
Options granted to employees when previously retained as consultants	-	1,900,000
Granted during the year	12,000,000	3,500,000
Exercised during the year	-	-
Lapsed during the year	(500,000)	(2,750,000)
Cancelled during the year (*)	-	(1,750,000)
Closing balance	14,400,000	2,900,000

(*) These options were cancelled by the Board following the decision to re-issue new options based upon new performance hurdles.

Fair value of shares issued during the reporting period at their issue date is estimated to be the market price of shares of the parent entity on the Australian Stock Exchange as at close of trading on the issue dates. Whilst no shares were issued as a result of the conversion of the options, the following shares were issued to satisfy a bonus to the Managing Director and Chief Executive Officer for the year ended 30 June 2003. The fair value of shares at date of issue was:

	Issue Date	Fair Value	Number of Shares
C M Cussen Superannuation Fund	03/02/04	$35,500	355,000

NOTE 26: OPTIONS (Continued)

(c) Details of employee share options outstanding as at end of year:

Grant Date	Expiry and Exercise Date	Exercise Price (Cents)	Parent Entity 2004 Number	Parent Entity 2003 Number
20/12/00 (*)	19/06/04	25.0	-	500,000
20/12/00	19/12/04	25.0	500,000	500,000
02/03/01	01/03/05	25.0	1,900,000	1,900,000
03/02/04	03/02/09	12.5	1,500,000	-
03/02/04	30/06/05	15.0	2,500,000	-
03/02/04 (#)	31/12/09	18.0	2,500,000	-
03/02/04	03/02/07	15.0	1,000,000	-
03/02/04 (#)	01/10/07	15.0	1,000,000	-
03/02/04	30/06/07	15.0	1,000,000	-
03/02/04 (#)	30/06/08	15.0	1,000,000	-
03/03/04	30/06/07	14.0	500,000	-
25/03/04	25/03/09	11.0	500,000	-
25/03/04 (#)	08/03/10	11.0	500,000	-
			14,400,000	2,900,000

(*) Options lapsed during the year
(#) Options not vested

NOTE 27: EVENTS SUBSEQUENT TO REPORTING DATE

i) On 6 August 2004 the Company announced the placement of 36,363,637 fully paid ordinary shares at a price of 8.25 cents per share, raising $3,000,000. 27,763,637 ordinary shares were issued on 11 August 2004, with the remaining 8,600,000 shares approved for issue at an extraordinary general meeting of shareholders, which was held on 29 September 2004.

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
NOTE 28: RELATED PARTY TRANSACTIONS				
(a) Group				
Management fees paid by Eiffel Research & Development Pty Ltd to the parent entity	-	-	-	276,056
Management fees paid by parent entity to Eiffel Research & Development Pty Ltd	-	-	189,597	110,666
Additional A class ordinary shares subscribed by the parent entity in Eiffel Research & Development Pty Ltd to finance research and development and commercialisation expenditure	-	-	-	1,146,864
Transactions resulting in the net increase of the amount due from wholly controlled entity Eiffel Research & Development Pty Ltd	-	-	3,831,735	2,749,402
Transactions resulting in a net reduction of the amount due from wholly controlled entities within the Bellara group	-	-	27,855	16,584
(b) Director-related Entities				
Special project fees paid to a Director-related entity of Mr Thomas Hartigan	32,770	126,051	32,770	126,051
Consulting services in respect of the group reorganisation, share placement, rights issue, finalisation of the sale of PharmAction Manufacturing Pty Ltd, office accommodation and services and other expenses paid to Pelorus Australia Pty Limited, a company in which former directors Mr Samuel P Quigley (deceased) and Mr William Bytheway (deceased) held financial interests. Pelorus Australia Pty Ltd no longer provides services to the consolidated entity.	-	335,968	-	322,166
Consulting fees paid by Eiffel Research & Development Pty Ltd to Pharmaceutical Technologies Pty Ltd, formerly Phytotherapy Technology Pty Ltd, a company in which Mr Hubert Regtop and Professor Neil Foster, directors of Eiffel Research & Development Pty Ltd had a financial interest. Their interests in the company ceased on December 19, 2002 when Eiffel Research & Development Pty Ltd became a wholly owned subsidiary of Eiffel Technologies Limited.	-	67,500	-	-

	Consolidated Entity		Parent Entity	
	2004	2003	2004	2003
	$	$	$	$
(c) Share Transactions of Directors				
Directors and Director-related entities hold directly, indirectly or beneficially as at reporting date the following equity interests in members of the consolidated entity:				
Eiffel Technologies Limited				
- ordinary shares	4,742,844	5,007,844	4,742,844	5,007,844
- options over ordinary shares	7,000,000	1,000,000	7,000,000	1,000,000

NOTE 29: FINANCIAL INSTRUMENTS

(a) Interest Rate Risk

The consolidated entity's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities, is as follows:

	Average	Variable	Fixed Interest		Non-	
	Interest	Interest	Less than 1	1 to 5	Interest	
	Rate %	Rate $	Year $	Years $	Bearing	Total $
2004 Financial Assets:						
Cash	4.0	650,966	-	-	-	650,966
Receivables & other debtors	-	-	-	-	251,634	251,634
Other (money in restricted overseas bank account)	9.0	31,829	-	-	-	31,829
Total Financial Assets		682,795	-	-	251,634	934,429
Financial Liabilities						
Other loans	-	-	-	-	62,500	62,500
Finance lease liabilities	4.2	-	38,975	63,819	-	102,794
Trade and sundry creditors	-	-	-	-	700,253	700,253
Total Financial Liabilities	-	-	38,975	63,819	762,753	865,547
2003 Financial Assets:						
Cash	4.2	4,291,386	-	-	648,462	4,939,848
Receivables & other debtors	-	-	-	-	530,225	530,225
Other (money in restricted overseas bank account)	9.0	25,977	-	-	-	25,977
Total Financial Assets		4,317,363	-	-	1,178,687	5,496,050
Financial Liabilities						
Other loans	-	-	-	-	312,500	312,500
Trade and sundry creditors	-	-	-	-	807,218	807,218
Total Financial Liabilities	-	-	-	-	1,119,718	1,119,718

(b) Credit Risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date for recognised financial assets is the carrying amount, net of any provisions for doubtful debts, of those assets as disclosed in the statement of financial position and notes to the financial statements.

Other than the balance due from PharmAction Manufacturing Pty Ltd of $177,850 which is fully provided for as a doubtful debt, the consolidated entity does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the consolidated entity.

(c) Net Fair Values

The net fair values of term debtors are determined by discounting the cash flows, at the market interest rates of similar securities, to their present value.

The net fair values of other loans and amounts due are determined by discounting the cash flows, at market interest rates of similar borrowings, to their present value.

For other assets and other liabilities the net fair value approximates their carrying value.

No financial assets and financial liabilities are readily traded on organised markets.

NOTE 30: COMPANY DETAILS

Eiffel Technologies Limited is a listed public company, incorporated and operating in Australia.

Registered Office
3 Innovation Road
North Ryde, New South Wales, 2113

Principal place of business
3 Innovation Road
North Ryde, New South Wales, 2113

Stock Exchange Information as at 16 September 2004

1. Shareholding

a. Distribution of Shareholders Number

Category (size of Holding)	Number of Shareholders
1 - 1,000	638
1,001 - 5,000	1,069
5,001 - 10,000	712
10,001 - 100,000	1,354
100,001 - and over	250

b. The number of shareholdings held in less than marketable parcels is 1,873.

c. The names of the substantial shareholders listed in the holding company's register are:

Shareholder	Number of ordinary shares
Jagen Pty Ltd	61,410,279

d. Voting Rights

The voting rights attached to each class of equity security are as follows:

Ordinary shares

- Each ordinary share is entitled to one vote when a poll is called, otherwise each member present at a meeting or by proxy has one vote on a show of hands.

e. 20 Largest Shareholders - Ordinary Shares

Name	Number of ordinary fully paid shares held	% Held of Issued Ordinary Capital
1. Jagen Pty Ltd	61,410,279	27.52
2. Queensland Investment Corporation	6,960,929	3.12
3. BB Nominees Pty Ltd	3,661,571	1.64
4. Taefu Pty Ltd	3,106,844	1.39
5. J P Morgan Nominees Australia	3,000,000	1.34
6. FNL Investments Pty Ltd (Super Account)	2,940,000	1.32
7. Regans Express Pty Limited	2,750,000	1.23
8. Mr David Clarke	2,681,110	1.20
9. Reef Securities Limited	2,400,000	1.08
10.Mr Victor John Plummer	2,100,000	0.94
11.Serlett Pty Ltd (Diligent Super Fund Account)	1,567,530	0.70
12.Erika Woodland	1,223,250	0.55
13.Picasso Holdings International Limited	1,220,000	0.55
14.Kinetic Investment Co Pty Limited	1,200,000	0.54
15.Mr Maxwell Thomas Quirk	1,200,000	0.54
16.Kefu Underwriters Pty Limited	1,092,577	0.49
17.David Le Cornu Pty Limited	1,058,123	0.47
18.Old Tiles Westwood	1,050,000	0.47
19.Mr George Collins (Superannuation Fund Account)	1,000,000	0.45
20.Link Traders (Aust) Pty Limited	1,000,000	0.45

2. Company Secretary
The name of the Company Secretary is Craig Boyd

3. Registered Office
The address of the principal registered office in Australia is
Ground Floor
Dow Corning Building
3 Innovation Road
North Ryde NSW 2113
Telephone +61 2 9805 0022

4. Share Registry
The register of securities is held at the following address
Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067

GPO Box 2975 Melbourne
Victoria 3001 Australia

Toll free within Australia 1300 850 505
Outside Australia 61 3 9415 4000
Facsimile 61 3 9473 2500
Website: www.computershare.com.au

5. Stock Exchange Listing
Quotation has been granted for all the ordinary shares of the Company on the Australian Stock Exchange.

6. Difference in Results Reported to Australian Stock Exchange
The results reported to the Australian Stock Exchange in the preliminary final report do not differ from those reported in the annual accounts.

7. Unlisted Securities
Options issued over ordinary shares, including those that have not yet vested.

	Number	Holders
Directors	7,000,000	1
Employees excluding Managing Director and Chief Executive Officer	6,900,000	4
Other, including ordinary shareholders	31,400,000	8
Total	45,300,000	13

- Unlisted option holders do not have voting rights.

29 September 2004

File No. 82-34747

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

General Meeting
Eiffel Technologies Limited

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

Approval of issue of shares - clients of Intersuisse limited

Votes where the proxy directed to vote 'for' the motion	15,779,842
Votes where the proxy was directed to vote 'against' the motion	2,363,016
Votes where the proxy may exercise a discretion how to vote	3,268,963

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 0

The results of voting on the motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Approval to proposed issue of shares - Jagen Pty Limited

Votes where the proxy directed to vote 'for' the motion	17,579,982
Votes where the proxy was directed to vote 'against' the motion	2,557,876
Votes where the proxy may exercise a discretion how to vote	2,523,963

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 0

The results of voting on the motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Approval to proposed issue of shares - clients of Intersuisse Limited

Votes where the proxy directed to vote 'for' the motion	17,603,842
Votes where the proxy was directed to vote 'against' the motion	2,534,016
Votes where the proxy may exercise a discretion how to vote	3,273,963

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 0

The results of voting on the motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Approval of issue of options - Craig Boyd

Votes where the proxy directed to vote 'for' the motion	16,479,432
Votes where the proxy was directed to vote 'against' the motion	2,431,711
Votes where the proxy may exercise a discretion how to vote	3,273,963

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 0

The results of voting on the motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Dated this Twenty Ninth day of September 2004

Craig Boyd
Company Secretary